NORTH AMERICAN NICKEL INC.
301 – 260 W. Esplanade
North Vancouver, B.C.
V7M 3G7

Tel: (604) 986-2020
Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL INC. RECEIVES TSXV CONDITIONAL LISTING APPROVAL
Announces the arrangement of two private placements, for up to $3 million in proceeds

Vancouver, British Columbia, May 3, 2011 – North American Nickel Inc. (OTCbb: “WSCRF”; CUSIP: 65704T 108, the “Company”) is pleased to announce that the Company’s listing application has been conditionally accepted by the TSX Venture Exchange. Once listed, the common shares of North American Nickel will be trading under the symbol “NAN”.

The Company’s CEO, Rick Mark commented: “Having our common shares trading on a recognized exchange in Canada will increase liquidity for all shareholders and will facilitate access to capital markets not available to us in the recent past. The listing, along with the concurrent private placement financings, is an exciting step in the development of NAN.”

Subject to regulatory approval, North American Nickel has arranged two non-brokered private placements. The proceeds of the private placements will be used for exploration on NAN’s properties in the Sudbury, Ontario and Thompson, Manitoba mining camps; and will be added to general working capital.

NAN will complete a private placement of flow-through shares for up to $1-million at $0.22 per share. Additionally, the Company will complete a private placement of units for up to $2-million at $0.20 per unit. Each unit will comprise one common share plus one common share purchase warrant. Each warrant shall be valid for 18-months, subject to earlier expiry on the occurrence of a “Trigger Event”; each warrant will entitle the Purchaser to purchase one (1) additional share at an exercise price of $0.35 per share. A triggering event (the “Trigger Event”) shall occur when the closing price for the Company’s common shares on the TSX Venture Exchange is greater than $0.50 per share for a period of twenty (20) consecutive trading days. On the occurrence of a Trigger Event at any time more than 120 days after closing, the Company may within 10 days of such a Trigger Event (but is not required to do so) shorten the term of the warrants by giving thirty (30) days notice to the holders by way of a news release, in which case the warrants shall expire within thirty (30) days of the date of dissemination of the news release. Finders fees may be payable in connection with the private placement in such amounts as may be permitted under the policies of the TSX Venture Exchange.

Additional information with respect to the Company is contained in the Company’s Listing Application (TSX Venture Exchange Form 2B) which has been filed on SEDAR. In addition, the Company has filed a Technical Report on SEDAR regarding its Post Creek Property prepared by Walter V. Peredery, Ph.D., P.Geo., in compliance with National Instrument 43-101. The Listing Application and Technical Report are available on SEDAR at www.sedar.com.

About North American Nickel

North American Nickel is a mineral exploration company with properties in the Sudbury, Ontario and Thompson, Manitoba mining camps. The Company’s initial focus is on two Sudbury, Ontario properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of Quadra FNX Mining. The property lies along the extension of the Whistle Offset Structure, which is a major geological control for Ni-Cu-PGM-Au mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dyke or MOD. The MOD is interpreted to be an extension of the Worthington Offset dyke which is a 10 to 11 kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has an option to acquire 100% ownership in the Woods Creek and Halcyon properties in the Sudbury area; and has acquired 100% ownership in the high-grade Ni-Cu-PGE South Bay property near Thompson, Manitoba and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Rick Mark
CEO and Chair
604-986-2020
Toll free: 1-866-816-0118

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.